FOIA Confidential Treatment Requested

Pursuant to Rule 83 by Millicom International Cellular S.A.

October 19, 2011

Mr. Larry Spirgel , Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:          Millicom International Cellular S.A.

Form 20-F for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 0-22828

Dear Mr. Spirgel

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated  September 23, 2011 (the “Comment Letter”) regarding the above referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the SEC’s rules.  This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

In making these responses, Millicom acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, Francois-Xavier Roger, with any comments and questions.

Yours sincerely,

Francois-Xavier Roger

Chief Financial Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

15, rue Léon Laval, L-3372 Leudelange, (Grand-Duchy of Luxembourg)

Tel: + 352 27 759 101, Fax : + 352 27 759 359

RC B40630

Form 20-F for the fiscal year ended December 31, 2010

Note 4.   Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31.

Telefonica Cellular S.A. DE CV

1.     We note your response to comments one and two of our letter dated August 10, 2011. You disclose on page F-31 that you previously accounted for your interest in Telefonica Cellular S.A. DE CV (“Celtel”) under the proportionate consolidation method. Please provide us with a comprehensive analysis to support your conclusion that the unconditional call option transfers the ownership risk and rewards of the local partner’s interest in Celtel. Please address each of the following:

•      The nature and the terms of the ownership rights of your interest in Celtel and the basis for the use of the proportionate consolidation method under IAS 31 prior to the July 2010 agreement.

•      Explain why Millicom did not control Celtel prior to obtaining the call option.

•      The nature and terms of the ownership rights of your local partner’s interest in Celtel prior to the July 2010 agreement.

•      How, based on the terms of the call option, the potential voting rights option provide Millicom with the risk and rewards of ownership normally transferred to the parent.

•      The nature and terms of both you ownership interests, and your local partner’s ownership interests after the July 2010 [agreement]. Highlight each difference as compared to the natures and terms of the ownership interests before the July 2010 agreement.

Company response:

Prior to the July 2010 agreement, Millicom owned 66.7% of Celtel’s shares and its local partner 33.3%. Voting rights and economic ownership were in proportion to shares held.

The shareholders agreement stipulated a five member Board of Directors, three of which appointed by Millicom and two by the local partner. Corporate decisions governing the financial and operating activities of Celtel (including appointment and termination of key management members, approval of budgets, determination of the reserve which may be necessary to meet the Company’s operating cash and capital needs, litigation settlements exceeding USD 10,000, entering into any contract in excess of USD 100,000, allocation of resources, approval of the accounts, any sale of the Company’s assets, incurring of indebtness and investment decisions) required the vote of at least four of the Directors.

In addition, the shareholders agreement between Millicom and its local partner required a vote of 75% of the shares to authorize and approve certain fundamental corporate decisions including;

modification or amendment of Articles of Association, Bylaws and other organizational documents, transactions involving change of ownership of Celtel, changes in the size of the Board of Directors and appointment or removal of the Chairman of the Board, issuance of debt or equity securities, sale or encumbrance of a major portion of Celtel’s assets, transactions outside the normal course of business, approval of contracts between Celtel and its affiliated companies, transactions involving licenses issued by the government in connection with Celtel’s business.

Accordingly, as strategic financial and operating decisions of Celtel required unanimous consent of Millicom and its local partner prior to July 2010, Millicom did not control Celtel, but had joint control with its local partner. In accordance with IAS 31, Millicom recognised Celtel as a joint venture and proportionately consolidated its 66.7% shareholding.

After the July 2010 agreement, Millicom and its local partner continue to hold 66.7% and 33.3% of the shares in Celtel with voting rights and economic ownership in proportion to shares held. An amended shareholders agreement continues to require a vote of 75% of the shares to authorize and approve the fundamental corporate decisions stated above, and the vote of at least four of the five Directors for the same key decisions governing financial and operating activities. The only difference with the pre-July 2010 situation is that Millicom and its local partner entered into the call/put mechanism. The call option allows Millicom, unconditionally at any time during a period of 5 years from July 1, 2010 to exercise its right to acquire the 33.3% shareholding (and voting rights) of its local partner. The call option therefore conferred to Millicom control over Celtel through its ability to influence and exercise the power to govern the financial and operating policies of Celtel in accordance with IAS 27R.14 and IAS 27R IG2. Accordingly, from July 2010, Celtel was fully consolidated by Millicom.

2.     Regarding your response to comment five, please explain what you mean by the term critical decision. Describe for us the sort of critical decisions that might compel you to exercise your call option rights in order for you to implement your operational decisions for Celtel.

Company response:

The term “critical decision” refers to any decision that Millicom wants to implement which our local partner may not agree with. Examples of such decisions might include:

i)      The acquisition of licenses and equipment and the roll-out and operation of a fourth generation (4G) network in Honduras, and obtaining capital or debt contributions from shareholders or external debt to finance the acquisition.

ii)     The entering of new businesses (for instance banking or medical services) that will be critical to the growth of Celtel but that involve different risk profiles that Millicom is ready to take whereas our partner may not be.

iii)    Implementing changes which result in synergies with our other businesses in Central America.

3.     In light of the significant exercise price of the call option, it is unclear whether the potential voting rights have economic substance. Refer to IAS 27 IG2 and explain to us why you believe the option arrangement with your local partner in Celtel has economic substance.

Company response:

The exercise price of the call option was negotiated at arm’s-length over more than a year between Millicom and its local partner to reach a value which Millicom is prepared to pay, and our local partner is willing to receive, for his shareholding.  The value represents the strategic value of the local partner’s shareholding to Millicom. Millicom considers this value to be more than other market participants would be willing to pay for this asset, due to synergies and opportunities which would not exist for other market participants, such as:

i)      Cost and revenue synergies such as centralized technical, logistic and management functions, and revenue sharing arrangements. These synergies are both within our various activities in Honduras (mobile, broadband, cable, internet, corporate) and regionally across countries (for example,  joint call centers, network operation centers) as we own mobile and cable operations with significant market share in the neighboring countries of El Salvador and Guatemala;

ii)     Our potential to introduce products and services in Honduras which Millicom has developed and deployed in other markets, as well as new products and services that we would be able to deploy which would otherwise may not be acceptable to our local partner.

In situations where Millicom may not be able to pursue its strategic direction because of the blocking rights of its local partner it could enforce the strategic direction of Celtel by exercising the option and increasing its voting power. This mechanism forces our local partner to either follow the strategic direction set by Millicom, or sell his shareholding to Millicom.

After the completion of the negotiations, Millicom appointed an independent valuation expert to estimate the fair value of Celtel as of July 1, 2010 for financial reporting purposes. The fair value so determined came to a lower amount than the exercise price of the call, which is partly explained by the negotiation process and the excess price that Millicom is prepared to pay to reach its strategic objective.

As the valuation from the independent valuation expert results from a robust valuation methodology using assumptions validated by management, Millicom concluded that such valuation should be used for financial reporting purposes. Millicom believes however that the excess price over the fair value of the non-controlling interest, as determined by valuation experts is far from being unreasonable and does not change management view that the call option has economic substance.

As a result, and in accordance with IAS 27 IG2, although the option is currently out of the money, it does have economic substance for Millicom and it does give Millicom the ability to influence and exercise the power to set the financial and operating policies of Celtel and it is currently exercisable. This situation is also illustrated in example 1 of IAS 27 IG8.

It should further be noted that although not conditional under IAS 27.15, Millicom has the intention and the financial ability to exercise the option under relevant circumstances.

4.     We note in your response to comment two that the call option price was higher than the market valuation performed by independent valuation experts and therefore, the call option was “out of the money” at the acquisition date. The call option remained out of the money at December 31, 2010. We also note in your response to comment one that the call option calculation contains a control premium. In light of the premium built into the exercise price of the call option, it is unclear to us why the fair value of the call option is zero. Please advise us and explain why you did not record a derivative liability for the out of the money call option.

Company response:

The exercise price of the call option was higher than the market valuation of the underlying business as of July 1, 2010 as determined by the independent valuation experts.

[REDACTED]

As the exercise price of the call option is based on a multiple of EBITDA which exceeds the equivalent fair value multiple, the option was out of the money at the date of the agreement. As market valuation multiples for similar businesses did not significantly change during the period to December 31, 2010, the option value remained out of the money. As a result of increasing maturity in Honduras and similar markets, high penetration rates and strong competition, Millicom does not expect market valuations of similar businesses will reach the EBITDA multiple defining the exercise price of the option over the exercise period. Therefore, Millicom concluded that the option’s fair value is nil.

As this is an option that can be exercised solely at the discretion of Millicom, it does not meet the definition of a financial liability under IAS 32.7 hence does not trigger the requirement to record a financial liability.

5.     We note your response to comment four. Please tell us how you derived the call option multiple. In addition, please explain to us:

•      How the control premium was built into the valuation model;

•      Whether the exercise price represents the fair value of the minority interest in Celtel; and

•      How you determined the exercise price will be fair value at the time of exercise.

Company response:

The call option multiple was the result of negotiation and agreement with our local partner and enabled both Millicom and our local partner to meet the strategic objectives described in our letter to the Staff dated September 2, 2011. The call option multiple was considered to be the best mechanism for Millicom and our local partner to link the call price with the performance and strategic value of the business.

The control premium included in the valuation model by the independent valuation experts was derived from comparison of control premiums in 38 transactions in the telecommunications industry between 2008 and 2010.

If and when exercised, the exercise price may exceed the fair value of the non-controlling interest, which Millicom would, under circumstances outlined in 2 above, pay to acquire the non-controlling interest in Celtel.

6.     Regarding your response to comment six, please explain to us how you determined that two of the four Honduran transactions were the most representative for purposes of valuing the Celtel license. Include in your response all of the significant facts and circumstances of the four Honduran transactions and explain what was considered important when deciding to reject two of the transactions.

Company response:

The four transactions selected from which to compare with Celtel’s license were those which had the same conditions and characteristics as the Celtel license transaction:

•      License term of 25 years;

•      Spectrum of 45 MHz;

•      No restrictions on technology deployed;

•      Sale procedure being an auction;

•      Pricing mechanism.

The first transaction occurred in 1996 and was the first license issued in Honduras. The second occurred in 2003 when the second operator obtained a license. These two transactions were not considered to be representative of the value of the Celtel license because of significant changes in market conditions (including development and competition in the mobile market, penetration rates, global pricing and demand for new licenses, penetration rates and growth prospects) between the date of award of the licenses and July 2010 when the valuation was performed.

The two transactions which were considered to be representative of the value of the Celtel license occurred in 2008. As the prices for these transactions were comparable and prices supported by the inter-country trends analysis, the transactions relatively recent, and the compensation model consistent, they were considered to be representative of the value of the Celtel license at July 2010.

7.     Explain to us why you did not include the details of the forty inter-country comparable transactions in your valuation of the Celtel license.

Company response:

The analysis of the forty inter-country comparable transactions was not performed for the purpose of valuation of the Celtel license as these transactions did not have the same macro-economic conditions or license characteristics and conditions as the Celtel license. The purpose of the inter-country analysis was to consider the impact of trends in global emerging markets license pricing. The results of the comparison supported the assumptions regarding growth and profitability opportunities in the valuation of the Celtel license.

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